UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ON24, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
 (Title of Class of Securities)

68339B104
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68339B104	SCHEDULE 13G
1	NAME OF REPORTING PERSONS. Indaba Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 3,500,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,500,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,500,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 7.4% (1)
12	Type of Reporting Person (See Instructions) IA, PN

(1)
Calculation of the foregoing percentage is based on 47,567,984 shares of common stock of ON24, Inc. (the "Issuer") outstanding as of November 4, 2021, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission ("SEC") on November 12, 2021.

CUSIP No. 68339B104	SCHEDULE 13G
1	NAME OF REPORTING PERSONS. IC GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 3,500,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,500,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,500,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 7.4% (1)
12	Type of Reporting Person (See Instructions) OO, HC

(1)
Calculation of the foregoing percentage is based on 47,567,984 shares of common stock of the Issuer outstanding as of November 4, 2021, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 12, 2021.

CUSIP No. 68339B104	SCHEDULE 13G
1	NAME OF REPORTING PERSONS. Derek C. Schrier
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 3,500,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,500,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,500,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 7.4% (1)
12	Type of Reporting Person (See Instructions) IN, HC

(1)
Calculation of the foregoing percentage is based on 47,567,984 shares of common stock of the Issuer outstanding as of November 4, 2021, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 12, 2021.

Schedule 13G
 Item 1.

(a)	Name of Issuer
ON24, Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices
50 Beale Street, 8th Floor, San Francisco, CA 94105
Item 2.

(a)	Name of Person Filing

This Schedule 13G is being filed jointly on behalf of:

(i) Indaba Capital Management, L.P., a Delaware limited partnership (the "Investment Manager"),

(ii) IC GP, LLC, a Delaware limited liability company, and the Investment Manager’s sole general partner (“IC GP”), and

(iii) Derek C. Schrier, a United States citizen and the Managing Member of IC GP (the “Managing Member” and, collectively with the Investment Manager and IC GP, the “Reporting Persons”).

(b)	Address of Principal Business office or, if None, Residence
The business address of each of the Reporting Persons is One Letterman Drive, Building D, Suite DM700, San Francisco, California 94129
(c)	Citizenship:
The Investment Manager is a Delaware limited partnership, IC GP is a Delaware limited liability company and the Managing Member is a United States citizen.
(d)	Title of Class Securities:
Common Stock, par value $0.0001 per share (“Common Stock”)
(e)	CUSIP Number:
68339B104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[X]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ]	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership
(a) Amount beneficially owned:

As of December 31, 2021, the Reporting Persons beneficially owned the shares of Common Stock referenced in Item 9 of the cover page pertaining to each Reporting Person and such Item 9 disclosure is incorporated herein by reference.

The shares of Common Stock beneficially owned by the Reporting Persons are directly held by Indaba Capital Fund, L.P. (the “Fund”), a private investment fund for which the Investment Manager serves as investment manager.  Pursuant to an Investment Management Agreement, the Fund and its general partner have delegated all voting and investment power over the shares of Common Stock directly held by the Fund to the Investment Manager.

(b) Percent of class:

Incorporated by reference to Item 11 of the cover page pertaining to each Reporting Person.

(c) Number of shares to which the person has:

(i) Sole power to vote or to direct the vote:

Incorporated by reference to Item 5 of the cover page pertaining to each Reporting Person.

(ii) Shared power to direct the vote:

Incorporated by reference to Item 6 of the cover page pertaining to each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

Incorporated by reference to Item 7 of the cover page pertaining to each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

Incorporated by reference to Item 8 of the cover page pertaining to each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The shares of Common Stock beneficially owned by the Reporting Persons are directly held by the Fund, for which the Investment Manager serves as investment manager.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2022

INDABA CAPITAL MANAGEMENT, L.P.

By:	IC GP, LLC, its general partner

By:	/s/ Derek C. Schrier
Name: Derek C. Schrier
Title: Managing Member

IC GP, LLC

By:	/s/ Derek C. Schrier
Name: Derek C. Schrier
Title: Managing Member

/s/ Derek C. Schrier
DEREK C. SCHRIER

EXHIBIT INDEX

Exhibit                      Description

99.1                          Joint Filing Agreement by and among the Reporting Persons

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Schedule 13G (including additional amendments thereto) with respect to the shares of common stock, par value $0.0001 per share, of ON24, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

Date:  February 14, 2022

INDABA CAPITAL MANAGEMENT, L.P.

By:	IC GP, LLC, its general partner

By:	/s/ Derek C. Schrier
Name: Derek C. Schrier
Title: Managing Member

IC GP, LLC

By:	/s/ Derek C. Schrier
Name: Derek C. Schrier
Title: Managing Member

/s/ Derek C. Schrier
DEREK C. SCHRIER